Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Nine Months Ended September 30, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011
Fixed Charges:
Interest expensed and capitalized	2,194	2,645	2,368	408	51	19
Amortization of debt discount	1,355	1,809	1,567	87	—	—
Amortization of convert loan establishment fee	75	100	100	—	—	—
Total Fixed Charges (as defined)	3,624	4,554	4,035	495	51	19

Earnings:
Loss from operations before income taxes	(12,624)	(15,143)	(10,684)	(20,294)	(19,361)	(11,066)
Fixed Charges	3,624	4,554	4,035	495	51	19
Total Earnings (as defined)	(9,000)	(10,589)	(6,649)	(19,799)	(19,310)	(11,047)

Coverage Deficiency	(12,624)	(15,143)	(10,684)	(20,294)	(19,361)	(11,066)